[LETTERHEAD OF CAHILL GORDON & REINDEL LLP]

(212) 701-3295

May 2, 2008

Re:	XL Capital Ltd
Form 10-K for the fiscal year ended
December 31, 2007

Dear Mr. Rosenberg and Mses. Robertson and Vanjoske :

On behalf of and as counsel for XL Capital Ltd (“XL” or the “Company”), we are responding to your letter, dated April 28, 2008 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-10804), filed with the Commission on February 29, 2008 (the “Form 10-K”) and related Form 10-K/A filed on March 17, 2008.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  The responses set forth below were prepared by the Company and provided to us.  Unless the context clearly indicates otherwise, all references to “we” or “us” throughout the response below refer to XL Capital.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49
1. Impact of the Company’s investments in and relationship with SCA

1.
Disaggregate the net par outstanding under guarantees of $2.9 billion related to RMBS and $3.3 billion related to ABS CDOs on page 51 and the $138 million related to RMBS and $769 million related to ABS CDOs exposure under facultative agreements on page 50 by credit quality.  Expand your disclosure to more fully explain the basis for your conclusion that no losses are expected under the SCA guarantees.

In response to your comment, the Company would first like to point out that at the time of the filing of the Form 10-K, detailed December 31, 2007 information was not available to the Company and management believes that the summary level information provided in the Form 10-K was consistent with the requirements of necessary disclosures related to guarantees and contingent liabilities outlined in FIN 45 “Guarantors Accounting and Disclosure Requirements for Guar-

antees, Including Indirect Guarantees of Indebtedness of Others, and Interpretation of FAS 5, 57, and 107 and Rescission of FIN 34” and FAS 5 “Accounting for Contingencies.”

In order to provide users of the Company’s financial statements with further information regarding the credit quality of the specific “topical exposures,” the Company plans to provide further information in its Quarterly Report on Form 10-Q for the three months ended March 31, 2008 substantially in the form set forth in the paragraphs below:

Reinsurance agreements
… As at March 31, 2008, the Company’s total net exposure under its facultative agreements with SCA’s subsidiaries was approximately $x.x billion of net par outstanding. Of this total, approximately $xxx million and $xxx million of net par outstanding was related to RMBS and ABS CDOs with greater than 50% RMBS collateral, respectively. Of the RMBS exposures xx% were rated ‘AAA’, xx% were rated ‘A’ and xx% were rated ‘BBB’.  All related ABS CDO exposures were ‘AAA’ rated.

Guarantee agreements
... As at March 31, 2008, the Company’s total net par outstanding under these guarantees was $xx.x billion. Indirect consumer mortgage exposures related to these guarantees totaled approximately $x.x billion related to RMBS and $x.x billion related to ABS CDOs with greater than 50% RMBS collateral.  Of the RMBS exposures xx% were rated ‘AAA’, xx% were rated ‘A’ and xx% were rated ‘BBB’. All related ABS CDO exposures were ‘AAA’ rated.

With respect to the Staff’s request for additional disclosure regarding the conclusion that no losses were expected under the SCA guarantees as at December 31, 2007, as previously stated, the Company believes that the disclosure provided in the Form 10-K was consistent with the requirements related to necessary disclosures for guarantees and contingent liabilities.   The Company’s analyses of SCA’s overall portfolio indicated that SCA’s claims paying ability as at December 31, 2007 was sufficient to meet the losses generated by the underlying exposures as at that time SCA had total assets of $3.6 billion (against total liabilities of $3.1 billion), which, combined with the future premium flow associated with their in-force book of business, were available to pay claims.

In addition, the Company plans to provide further information substantially in the form set forth in the paragraphs below in its Quarterly Report on Form 10-Q for the three months ended March 31, 2008:

In addition to the evaluation of the overall SCA portfolio, management has also evaluated the exposure as at December 31, 2007 in the pre-IPO book of business subject to the guarantees and has concluded that expected losses in that portion of the SCA’s portfolio are substantially less significant than those in the post IPO book of business as of such date.  This is largely due to the fact that the most negatively impacted RMBS vintages were written in 2006 and 2007.  As at December 31, 2007, SCA had reported net case reserves subject to the guarantees of $12 million, which represented 1.9% of the total SCA net case reserves.  Any analysis of the probability of loss related to the guarantees is made more complex by the fact that losses on business written pre-IPO may manifest themselves earlier (or later) than other losses and thus be more (or less) likely to ultimately be subject to the guarantees.  The Company’s analysis, however, indicated that the payout patterns of pre and post IPO exposures were largely consistent.

SCA’s audited financial statements as at December 31, 2007 reported shareholders equity of $427 million and included not only SCA’s best estimate of total losses but also a fair value assessment of derivative liabilities related to those credit enhancement products sold in credit default swap form.  Such fair value assessment included risk margins necessary to transfer the related liabilities to a hypothetical third party and not just the expected future contractual cash flows.  In addition, subsequent to December 31, 2007, nationally recognized rat-

ings agencies have published base and stressed loss scenarios with respect to SCA and have provided financial strength ratings on SCA.  Under the stressed scenarios, SCA will be weakened, but the scenarios do not indicate probable default by SCA. This further supports the Company’s conclusion that no accrued liability with respect to the guarantee is necessary.  However, future developments could expose the Company to potential payments with respect to the guarantees which could be material to the Company.  Refer to Item 1A. ‘Risk Factors’ in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 for further information relating to the risks associated with the guarantees.

2. Impact of credit market movements on the Company’s investment portfolio, page 51

2.
Please revise your disclosure to discuss whether the investment grade rating on the “topical asset” securities is dependent on guarantees issued by third parties.  For those where this may be the case, please disclose the rating without the guarantee.  In addition, please disclose the exposure to guarantor default including any significant concentration in a guarantor.

In response to the Staff’s comment, the Company respectfully submits that the Company believes that the disclosure contained in the Form 10-K regarding the “topical assets” and the impact of credit market movements on the investment portfolio in general, provides users of the Company’s financial statements with the necessary information to evaluate the material risks inherent in the investment portfolio as of December 31, 2007.

Of the $2.1 billion total topical asset exposure as at December 31, 2007, only $77 million of the related securities had ratings dependent on guarantees issued by third parties (i.e., monoline insurers).  Decreases in the ratings of such third party guarantors would typically decrease the fair value of guaranteed securities; however, in the event of non-performance on the part of these third party guarantors, the Company estimates that the average credit quality of this portfolio would be A and that 94.9% would remain BBB or above.  In addition, of the total portfolio of fixed maturity securities of $33.6 billion at December 31, 2007, less than 2% were guaranteed by such third parties with no individual third party representing more than 1%.

Consistent with the Staff’s comment and in order to further enhance disclosure related to the current issues in the credit markets, the Company proposes to include in its Form 10-Q for the quarter ended March 31, 2008 disclosure substantially in the form set forth in the paragraph immediately above.

3.
Your disclosure here makes reference to the use of an “independent evaluation” for your “topical assets.”  While you are not required to make this reference, when you do, you must also disclose the name of the independent firm.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent firm.

The Company does not believe that written consent is required in the instance referenced in the Staff’s comment on the basis that the disclosure does not make reference to an independent firm, expert or third party. The disclosure in the MD&A states that “the Company has undertaken an independent evaluation of its topical assets to further identify areas of potential economic loss.”  This is intended to let the reader know that the Company has specifically identified the topical asset portfolio for a detailed analysis which is independent from the normal pricing methodology and separate from the typical process undertaken in a given period to review asset valuation. While the Company did use consultants from various areas and had discussions with its third party managers, they are not referenced in the disclosure.

In response to the Staff’s comment, however, the Company will revise its disclosure prospectively in future filings to omit any reference to an independent evaluation in order to avoid confusion.

Critical Accounting Policies and Estimates, page 56
4) Derivative Instruments, page 66

4.
Please revise your disclosure to include the impact of reasonably likely changes in the key assumptions you have used to estimate the fair value of the CDS contracts held by SCA on your financial statements.

In response to the Staff’s comment, the Company would like to point out that its exposure to fair value movements associated with certain of SCA’s CDS contracts is as a result of what the Company believes to be an embedded derivative included in certain facultative reinsurance arrangements.

As has been noted in the Company’s Form 10-K, as a reinsurer, access to direct information in relation to individual policies is necessarily both more limited and delayed.  Management receives fair value estimates from SCA as the ceding company and while management reviews the validity of the overall methodology applied, the Company relies on SCA management’s application of the model to individual exposures.  SCA management provides the Company with point estimates and not a range of possible outcomes or details of the sensitivity to the individual key assumptions related to the ceded policies. As a result, it is difficult, in practice, to be precise on the effect of changes in each of these assumptions.

The Company would also like to note that it has disclosed in several places the Company’s use of what is commonly referred to as “three line accounting” for credit default swap contracts reinsured from SCA (Credit Derivatives – page 143).  In the section of the MD&A titled “Critical Accounting Policies and Estimates” detailed qualitative disclosure is provided with respect to (i) methods and key assumptions used in establishing the loss reserve component of such contracts (Financial Guarantee Loss Reserving – page 62), (ii) the inherent limitations in reinsurance relationships in particular as it relates to establishing estimated liabilities (Reinsurance Operations - page 59), and (iii) methods and key assumptions used in establishing the overall fair value of credit derivatives (Credit Derivatives - page 66) .

Management continues to believe that the Company has provided the appropriate level of qualitative detail regarding the exposure along with the factors most relevant in estimating the components of the fair value and that any further quantitative information is not reasonably available, nor would it provide material additional information to users of the Company’s financial statements.

In addition, SCA management has disclosed in their Form 10-K for the year ended December 31, 2007 (the “SCA Form 10-K”), that the mark-to-market liability established with respect to SCA’s in-force CDS contracts reflects SCA management’s best estimate of the present value of the premium, in excess of that which was originally charged, that they would have to pay a counterparty to transfer the risks in the portfolio of credit derivatives in one or more hypothetical transactions.  On that basis, they conclude that the two key factors in the analysis of the mark-to-market liability recorded in excess of the case reserves are (i) the rates of return assumed to be required by the hypothetical counterparty and (ii) the discount rate.  Using a pro-rata application of the sensitivity provided in the SCA Form 10-K, a parallel shift in the rates of return used by SCA management to value the portfolio at December 31, 2007 of 2.5% would cause a change in the fair value of the credit derivatives reinsured by the Company of approximately $0.6 million.  In addition, a parallel shift in the discount rate used to estimate the present value of cash flows of 1% would change the fair value by $0.2 million.  The Company does not believe this quantification of sensitivity would be meaningful to a user of the Company’s financial statements.

Management is committed to developing a process to replicate and/or validate the fair value determination provided by SCA management in the future and where appropriate will provide the impact of changes to the key assumptions in prospective filings.

5) Other Than Temporary Declines in Investments, page 66

5.
Your disclosure should enable an investor to understand how you establish the fair value of your investments when market quotations are not available.  Please revise your disclosures to address the following, if material:

•	Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
•	Describe the methods used to estimate fair value;
•	Disclose significant assumptions and other inputs used in your valuation models and describe how these were derived; and
•	Disclose whether the valuation models used have changed from prior periods.

In response to the Staff’s comment, the Company proposes to include additional disclosure prospectively.  Specifically, the Company will include in its Form 10-Q for the quarter ended March 31, 2008 the disclosure related to fair value measurements in substantially the form attached to this response letter as Appendix 1.  It is important to note that the Company has not changed its approach to establishing fair values subsequent to December 31, 2007.

2. Significant Accounting Policies, page 104
(q) Fair Value of Financial Instruments, page 111

6.
Your disclosure here as well in other portions of the document makes reference to the use of an independent pricing service.  While you are not required to make these references, when you do, you must also disclose the name of the independent pricing service.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

The Company believes the independent pricing services referenced in the Form 10-K are not required to be named as experts and, as a result, no consents are required. While the Company receives values for the majority of the investment securities it holds from one or more third party pricing services, it is ultimately management's responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements. It is common industry practice to utilize pricing services as a source for determining the fair values of investments where the pricing services are able to obtain sufficient market corroborating information to allow them to produce a valuation at a reporting date. In addition, in many cases although a value may be obtained from a particular pricing service for a security or class of similar securities, these values are corroborated against values provided by other pricing services. The reference to "independent pricing services" was only intended to be descriptive with respect to the process that management utilizes in determining the fair values of investments in its portfolio rather than one specific third party service.

The Company intends to include detailed disclosure with respect to the methods of valuation consistent with the requirements of FAS 157 in its Form 10-Q for the quarter ended March 31, 2008 (see Appendix 1) and, to avoid confusion, the Company proposes to no longer refer to such pricing services as "independent" in its future filings.

3. Security Capital Assurance (“SCA”), page 114

7.
Please tell us why you recorded losses on reinsurance transactions with SCA within ‘Net loss from operating affiliates.’  Include any specific references to the applicable authoritative literature that supports this accounting classification.

In response to the Staff’s comment, the Company would first like to point out that its accounting classification is based on APB 18, "The Equity Method of Accounting for Investments in Common Stock," as amended by FAS 94, "Consolidation of All Majority-Owned Subsidiaries," which affirms (without explicitly stating) the general concept that the equity method of accounting is an extension of the consolidation concept.

The carrying amount of an investment under the equity method is initially recorded at cost.  It is adjusted to recognize the investor's share of the earnings or losses of the investee subsequent to the date of investment and should reflect adjustments similar to those made in preparing consolidated statements, including adjustments to eliminate intercompany gains and losses. The investor's share of earnings or losses of the investee is ordinarily shown in the income statement of the investor as a single amount (absent extraordinary items).

APB 18 Para. 6 states:

The equity method.  An investor initially records an investment in the stock of an investee at cost, and adjusts the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income by the investor, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate inter-company gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of investment. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and which should be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method.

APB 18 Para. 19 (a) states:

19. Applying the equity method. The procedures set forth below should be followed by an investor in applying the equity method of accounting to investments in common stock of corporate joint ventures and other investees which qualify for the equity method:

(a) Inter-company profits and losses should be eliminated until realized by the investor or investee as if a corporate joint venture or investee company were consolidated.

APB 18 does not elaborate on how such consolidation-type adjustments should be made beyond stating that the procedures used in preparing consolidated statements should apply.  ARB 51, “Consolidated Financial Statements”, however, establishes as basic consolidation principles that (1) any inter-company profit or loss on assets remaining within the consolidated group of companies should be eliminated and (2) the amount of inter-company profit or loss to be eliminated is not affected by the existence of a minority interest.  Where the sale is made by the parent, the entire gain or loss is charged to the parent/investor’s interest.  Where the sale is made by a subsidiary with a minority interest, the gain or loss eliminated may be either charged entirely to the parent/investor interest or pro-rated with the minority/other minority interests depending on the circumstance.

Based on APB 18 and the relevant authoritative guidance, management believes that it is appropriate to record the Company’s transactions with SCA in “Net income/loss from operating affiliates” in order to represent that portion of SCA’s earnings (adjusted for all inter-company transactions with the Company) which will ultimately flow through to the Company.  It is important to note that the transactions with SCA referred to in the Staff’s comment were not entered into in the normal course of business but were an important part of helping to establish SCA and, as such, form an important part of the core investment.  In addition, the Company has disclosed in numerous places throughout the Form 10-K, the individual components of the overall charges related to SCA and the fact that the one line accounting treatment was adopted.  Management believes that the impact on the Company’s results of operations as a result of its contractual relationships with SCA is presented consistent with available authoritative guidance.

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At the Staff’s request, the Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have fully responded to your comments.  However, if you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (212) 701-3295 or by email at nnewitz@cahill.com or Stephen Robb at (441) 294-7385 or by email at stephen.robb@xlgroup.com.

Sincerely,

/s/ Noah B. Newitz Noah B. Newitz

James Rosenberg
Vanessa Robertson
Lisa Vanjoske
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR TRANSMISSION

cc:	Michael S. McGavick Brian W. Nocco Kirstin Gould Stephen J.H. Robb Robert F. Kuzloski

Appendix 1
Additional Proposed Disclosure Related to Fair Value

Financial Statement Note 2, Significant Accounting Policies

(a) Fair Value Measurements

Financial Instruments subject to Fair Value Measurements

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under FAS 157, fair value measurements are not adjusted for transaction costs. FAS 157 nullifies the guidance included in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” that prohibited the recognition of a day one gain or loss on derivative contracts (and hybrid financial instruments measured at fair value under FAS 155) where a company was unable to verify all of the significant model inputs to observable market data and/or verify the model to market transactions. However, FAS 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

In addition, FAS 157 prohibits the recognition of “block discounts” for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market. The provisions of FAS 157 are to be applied prospectively, except changes in fair value measurements that result from the initial application of FAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are to be recorded as an adjustment to beginning retained earnings in the year of adoption.

The Company adopted FAS 157 as of January 1, 2008. There was no transition adjustment required to opening retained earnings as a result of the adoption of this standard. As noted above, the fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements are not adjusted for transaction costs.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one-year deferral of the application of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 is effective in conjunction with FAS 157 for interim and annual financial statements issued after January 1, 2008. Accordingly, the provisions of FAS 157 have not been applied to goodwill and other intangible assets held by the Company and measured annually for impairment testing purposes only.

Basis of Fair Value Measurement

FAS 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described further below:

•	Level 1 – Quoted prices in active markets for identical assets/liabilities (unadjusted); no blockage factors.

•	Level 2 – Other observable inputs – include quoted prices for similar assets/liabilities (adjusted) and market-corroborated inputs.

•	Level 3 – Unobservable inputs.

An asset or a liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Details on assets and liabilities that have been included under the requirements of FAS 157 to illustrate the bases for determining the fair values of the assets and liabilities held by the Company are detailed in the accounting policy sections that follow.

 (b) Total Investments

Investments Available For Sale

Investments that are considered available for sale are carried at fair value. The fair values for all investments available for sale are sourced from third parties. The fair value of fixed maturity securities is based upon quoted market values where available, “evaluated bid” prices provided by third party pricing services (“pricing services”) where quoted market values are not available, or by reference to broker or underwriter bid indications where pricing services do not provide coverage for a particular security. The pricing services use market approaches to valuations using primarily Level 2 inputs in the vast majority of valuations, or some form of discounted cash flow analysis to obtain investment values for a small percentage of fixed maturity securities for which they provide a price. Pricing services indicate that they will only produce an estimate of fair value if there is objectively verifiable information available to produce a valuation. Standard inputs to the valuations provided by the pricing services listed in approximate order of priority for use when available include: reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. The pricing services may prioritize inputs differently on any given day for any security, and not all inputs listed are available for use in the evaluation process on any given day for each security evaluation; however, the pricing services also monitor market indicators, industry and economic events. Information of this nature is a trigger to acquire further corroborating market data. When these inputs are not available, they identify “buckets” of similar securities (allocated by asset class types, sectors, sub-sectors, contractual cash flows/structure, and credit rating characteristics) and apply some form of matrix or other modeled pricing to determine an appropriate security value which represents their best estimate as to what a buyer in the marketplace would pay for a security in a current sale. While the Company receives values for the majority of the investment securities it holds from one or more pricing services, it is ultimately management's responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements. It is common industry practice to utilize pricing services as a source for determining the fair values of investments where the pricing services are able to obtain sufficient market corroborating information to allow them to produce a valuation at a reporting date. In addition, in many cases although a value may be obtained from a particular pricing service for a security or class of similar securities, these values are corroborated against values provided by other pricing services.

Broker quotations are used to value fixed maturities where prices are unavailable from pricing services due to factors specific to the security such as limited liquidity, lack of current transactions, or trades only taking place in privately negotiated transactions. These are considered Level 3 valuations as significant inputs utilized by brokers may be difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilized by the broker was not obtained to support a Level 2 classification.

The net unrealized appreciation or depreciation on investments, net of tax, is included in “accumulated other comprehensive income (loss).” Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

Short-term investments comprise investments with a remaining maturity of less than one year and are valued by the same external sources and in the same manner as fixed maturity securities.

Equity securities include investments in open end mutual funds and shares of publicly traded alternative funds. The fair value of equity securities are based upon quoted market values (Level 1), or monthly net asset value statements provided by the investment managers upon which subscriptions and redemptions can be executed (Level 2).

All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of equities and fixed income investments are determined on the basis of average cost and amortized cost, respectively. Investment income is recognized when earned and includes interest and dividend income together with the amortization of premium and discount on fixed maturities and short-term investments. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Prepayment fees or call premiums that are only payable to the Company when a security is called prior to its maturity are earned when received and reflected in net investment income.

Cash and cash equivalents

Cash equivalents include fixed interest deposits placed with a maturity of under 90 days when purchased. Bank deposits are not considered to be fair value measurements and as such are not subject to FAS 157 disclosures. Certificates of deposit and money market funds are classified as Level 2 as these instruments do not trade frequently enough to be considered actively traded and classified as Level 1.

Investment in affiliates

Investments in which the Company has significant influence over the operating and financial policies of the investee are classified as investments in affiliates on the Company’s balance sheet and are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period as well as its portion of movements in certain of the investee shareholders’ equity balances. When financial statements of the affiliate are not available on a timely basis to record the Company’s share of income or loss for the same reporting periods as the Company, the most recently available financial statements are used. This lag in reporting is applied consistently until timely information becomes available. Significant influence is deemed to exist where the Company has an investment of 20% or more in the common stock of a corporation or an investment of 3% or greater in closed end funds, limited partnerships, LLC’s or similar investment vehicles. The Company records its alternative and private fund affiliates on a one month and three month lag, respectively, and its operating affiliates on a three month lag. Significant influence is considered for other strategic investments on a case-by-case basis. Investments in affiliates are not subject to FAS 157 as they are not fair value measurements.  However, impairments associated with investments in affiliates that are deemed to be other-than-temporary will be calculated in accordance with FAS 157 and appropriate disclosures included within the financial statements during the period the losses are recorded.

Other investments

Contained within this asset class are investments including direct equity investments, investment funds, limited partnerships, collateralized loan participations and certain structured project finance transactions. The Company accounts for its other investments which do not have readily determinable market values at estimated fair value as it has no significant influence over these entities.

Fair values for other investments, principally other direct equity investments, investment funds and limited partnerships, are primarily based on the net asset value provided by the investment manager or the respective entity, recent financial information, available market data, and in certain cases management judgment may be re-

quired. These entities generally carry their trading positions and investments, the majority of which have underlying securities valued using Level 1 or Level 2 inputs, at fair value as determined by their respective investment managers, accordingly, these investments are generally classified as Level 2. Private equity investments are classified as Level 3. The net unrealized appreciation or depreciation on investments, net of tax, is included in “accumulated other comprehensive income (loss).” Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

Income on unrated tranches of collateralized loan obligations is reflected only to the extent the Company’s principal has been fully recovered. This is not considered to be a fair value measurement under FAS 157 and accordingly these investments have been excluded from FAS 157 disclosures. The carrying value of these investments held by the Company at March 31, 2008 and December 31, 2007 was $xx.x million and $xx.x million, respectively.

In addition, the Company participates in structured transactions in project finance related areas under which the Company provides a cash loan supporting a trade finance transaction. These transactions are accounted for in accordance with SOP 01-6, “Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others” under which the loans are considered held for investment as the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff. Accordingly, these funded loan participations are reported in the balance sheet at outstanding principal adjusted for any allowance for loan losses as considered necessary by management. These investments are not considered to be fair value measurements under FAS 157 and accordingly they have been excluded from the FAS 157 disclosures. However, any allowance for loan losses recorded will be calculated in accordance with FAS 157 and appropriate disclosures included within the financial statements during the period the losses are recorded. The carrying value of these investments held by the Company at March 31, 2008 and December 31, 2007 was $xx.x million and $xx.x million, respectively.

Securities lending

The Company engages in a securities lending program whereby certain securities from the Company’s portfolio are loaned to other institutions for short periods of time. The market value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities changes. The Company’s policy is to require initial cash collateral equal to between 102% and 105% of the fair value of the loaned securities depending on the class of assets loaned. The Company retains all economic interest in the securities it lends and receives a fee from the borrower for the temporary use of the securities. In addition, the Company shares a portion of the interest earned on the collateral with the lending agent. The securities lending collateral is included in cash and cash equivalents with a corresponding liability related to the Company’s obligation to return the collateral plus interest included in net payable for investments purchased.

Other Than Temporary Declines in Investments

The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the carrying value that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in fair value below carrying value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question, (v) expected future interest rate movements, and (vi) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that declines in fair values are other than temporary, the cost of the security is written down to fair value below carrying value and the previously unrealized loss is therefore realized in the period such determination is made.

With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

 (c) Derivative Instruments

The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The changes in fair value of derivatives are shown in the consolidated statement of income as “net realized and unrealized gains and losses on derivative instruments” unless the derivatives are designated as hedging instruments. The accounting for derivatives which are designated as hedging instruments is discussed below. Changes in fair value of derivatives may create volatility in the Company’s results of operations from period to period.

The Company conducts its derivative activities in three main areas: investment related derivatives, weather and energy derivatives and credit derivatives written by SCA and reinsured by the Company.

The Company’s direct use of investment related derivatives includes futures, forwards, swaps and option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. The Company uses investment derivatives to manage duration and foreign currency exposure for its investment portfolio as well as to add value to the investment portfolio through replicating permitted investments, provided the use of such investments is incorporated into the overall portfolio evaluation.

All derivatives are recorded at fair value. On the date the derivative contract is entered into, the Company may designate the derivative as a hedge of the fair value of a recognized asset or liability (“fair value” hedge); a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset or liability (“cash flow” hedge); a hedge of a net investment in a foreign operation; or the Company may not designate any hedging relationship for a derivative contract.

Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives (futures and options) typically fall within Level 1 of the fair value hierarchy depending on whether they are deemed to be actively traded or not.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources where an understanding of the inputs utilized in arriving at the valuations is obtained. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms and specific risks inherent in the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, interest rate swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments comprise the majority of derivatives held by the Company and are typically classified within Level 2 of the fair value hierarchy.

 Certain OTC derivatives trade in less liquid markets with limited pricing information, or required model inputs which are not directly able to be corroborated by the market which causes the determination of fair value for these derivatives to be inherently more subjective. Accordingly, such derivatives are classified within Level 3 of the fair value hierarchy. The valuations of less standard or liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Level 1 and Level 2 inputs are regularly updated to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, pricing services and/or broker or dealer quotations, or other market data that is able to be corroborated.

The Company also has investment related derivatives embedded in certain reinsurance contracts. For a particular life reinsurance contract, the Company pays the ceding company a fixed amount equal to the estimated present value of the excess of guaranteed minimum income benefit (“GMIB”) over the account balance upon the policyholder’s election to take the income benefit. The fair value of this derivative is determined based on the present value of expected cash flows. In addition, the Company has modified coinsurance and funds withheld reinsurance agreements that provide for a return based on a portfolio of fixed income securities; as such, the agreements contain embedded derivatives. The embedded derivative is bifurcated and recorded at fair value with changes in fair value recognized in earnings.

(d) Fair Values of Other Financial Instruments

The fair values of financial instruments not disclosed elsewhere in the financial statements approximate their carrying value due to their short-term nature or because they earn or attract interest at market rates. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements of FAS 107, “Disclosures about Fair Value of Financial Instruments.” The fair value of the Company’s notes payable and debt outstanding as at March 31, 2008 and December 31, 2007, is estimated to be $x.x billion and $2.6 billion, respectively, and is based on quoted prices.

Financial Statement Note 3, Fair Value Measurements

Effective January 1, 2008, the Company adopted FAS 157, which requires disclosures about the Company’s assets and liabilities that are carried at fair value. As required by FAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth the Company’s assets and liabilities that were accounted for at fair value as of March 31, 2008 by level within the fair value hierarchy (see Note 2 for further information on the fair value hierarchy):

		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable In- puts (Level 2)	Significant Unobservable Inputs (Level 3)	Counterparty Netting	Balance as of March 31, 2008
(U.S. dollars in thousands) (Unaudited)
Assets
Fixed maturities, at fair value	$		$
Equity securities, at fair value
Short term investments, at fair value
Total investments available for sale
Cash equivalents (1)
Other investments (2)
Other assets (3) (5)
Total assets accounted for at fair value	$		$

Liabilities
Financial instruments sold, but not yet purchased (6)	$		$
Other liabilities (4) (5)
Total liabilities accounted for at fair value		$-	$

(1) Cash equivalents balances subject to fair value measurements include certificates of deposit and money market funds. Operating cash balances are not subject to FAS 157.
(2) The other investments balance excludes certain unrated tranches of collateralized loan obligations which are carried under the cost recovery method given the uncertainty of future cash flows, as well as certain investments in project finance transactions which are carried at amortized cost. See Note 2 for further details.
(3) Other assets include derivative instruments.
(4) Other liabilities include derivative instruments.

(5) The derivative balances included in each category above are reported on a gross basis by level with a netting adjustment presented separately in the “Counterparty Netting” column. The Company often enters into different types of derivative contracts with a single counterparty and these contracts are covered under on ISDA master netting agreement. The fair value of the individual derivative contracts are reported gross in their respective levels based on the fair value hierarchy.
(6) Financial instruments sold, but not purchased are included within “Net payable for investments purchased” on the balance sheet.

Level 3 Gains and Losses

The table below presents additional information about assets and liabilities measured at fair value on a recurring basis and for which significant Level 3 inputs were utilized to determine fair value. The table reflects gains and losses for the three month period ended March 31, 2008 for all financial assets and liabilities categorized as Level 3 as of March 31, 2008. The table does not include gains or losses that were reported in Level 3 in prior periods for assets that were transferred out of Level 3 prior to March 31, 2008. Gains and losses for assets and liabilities classified within Level 3 in the table below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, it should be noted that the following table does not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that are either economically hedged by certain exposures to the Level 3 positions or that hedge the exposures in Level 3 positions.

Level 3 Assets and Liabilities Three Months Ended March 31, 2008
		Fixed Maturi- ties	Short term Invest- ments	Other Invest- ments	Derivative Con- tracts - Net
(U.S. dollars in thousands)
(Unaudited)
Balance, beginning of year	$
Realized (losses) gains
Movement in unrealized (losses) gains
Purchases, issuances and settlements
Transfers in and/or out of Level 3
Balance, end of period	$
Movement in unrealized (losses) gains relating to instruments still held at the reporting date	$

Fixed maturities and short term investments

In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments as is currently the case for certain U.S. CMOs, ABSs, CMBSs, collateralized debt obligations (CDOs), and other topical assets which include certain securities with underlying sub-prime and related residential mortgage exposures (such as sub-prime first liens and Alt-A asset backed securities) for which sufficient information, such as cash flows or other security structure or market information, is not available to enable a pricing service to provide a price. Fixed maturities and short term investments classified within Level 3 are made up of those securities for which the values were obtained from brokers where either significant inputs were utilized in determining the value that were difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilized by the broker was not obtained to support a Level 2 classification. The fair values of the majority of the Company’s holdings in securities exposed to sub-prime mortgages are generally not based on quoted prices for identical securities, however, where they are based on model-derived valuations from pricing sources in which all significant inputs and significant value drivers are considered to be observable in active markets, these securities continue to be classified within Level 2.

Other investments

Included within the Other Investments component of the Company’s Level 3 valuations are private equity investments where the Company is not deemed to have significant influence over the investee. The fair value of these investments is based upon net asset values received from either the investment manager or the respective entity.  The nature of the underlying investments held by the investee which form the basis of the net asset value include assets such as private business ventures and are such that significant Level 3 inputs are utilized in the determination of the individual underlying holding values and accordingly the fair value of the Company’s investment in each entity is classified within Level 3. The Company also incorporates factors such as the most recent financial information received, the values at which capital transactions with the investee take place, and management’s judgment regarding whether any adjustments should be made to the net asset value in recording the fair value of each position.

Derivative instruments

Derivative instruments classified within Level 3 include: (i) certain interest rate swaps where the duration of the contract the Company holds exceeds that of the longest term on a market observable input, (ii) weather and energy derivatives, (iii) credit derivatives written by SCA and embedded in reinsurance provided by the Company, (iv) GMIB derivatives embedded within a certain reinsurance contract and (v) put options included within contingent capital facilities. The majority of inputs utilized in the valuations of these types of derivative contracts are considered Level 1 or Level 2, however, each valuation includes at least one Level 3 input that was significant to the valuation and accordingly the values are disclosed within Level 3.

In addition, see Note 2 for a general discussion of types of assets and liabilities that are classified within Level 3 of the fair value hierarchy as well as the Company’s valuation policies for such instruments.